Additional Information about the Fund's Investments

Investment Objective	Harbor Funds' Board of Trustees (the "Board of Trustees") may change the Fund's investment objective without shareholder approval.
Principal Investments	The Fund's principal investment strategies are described in the *Fund Summary* section.
Equity Securities	Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. In addition to exchange-traded and over-the-counter common and preferred stocks, equity securities include warrants, rights, security futures, convertible securities, depositary receipts and shares, trust certificates, limited partnership interests, shares of other investment companies, real estate investment trusts and equity participations. Equity investments also may include investments in initial public offerings or secondary offerings.
Non-Principal Investments	In addition to the investment strategies described in this Prospectus, the Fund may also make other types of investments, and, therefore, may be subject to other risks. For additional information about the Fund, its investments and related risks, please see Harbor Funds' *Statement of Additional Information*. **MARKET ACCESS PRODUCTS** A market access product is a derivative security that provides market exposure to an underlying foreign issuer. Examples of market access products are low exercise price warrants ("LEPWs") and participatory notes ("P-Notes"), both of which allow the holder to gain exposure to issuers in certain emerging market countries. A LEPW entitles the holder to purchase a security with an exercise price significantly below the market price of the underlying security. Because of its low exercise price, a LEPW is virtually certain to be exercised and the value and performance of its intrinsic value is effectively identical to that of the underlying security. These features are designed to allow participation in the performance of a security where there are legal or financial obstacles to purchasing the underlying security directly. If the LEPW is cash-settled, the buyer profits to the same extent as with a direct holding in the underlying security, but without having to transact in it. P-Notes are derivatives that are generally traded over the counter and constitute general unsecured contractual obligations of the banks and broker-dealers that issue them. Generally, these banks and broker-dealers buy securities listed on certain foreign exchanges and then issue P-Notes which are designed to replicate the performance of certain issuers and markets. **TEMPORARY DEFENSIVE POSITIONS** In response to extraordinary market, economic or political conditions or other unusual or abnormal circumstances, the Fund may depart from its principal investment strategies by taking large temporary investment positions in cash or investment-grade debt securities. The Fund may invest without limit in equity securities of U.S. issuers and investment-grade notes and bonds. If the Fund takes a temporary investment position, it may succeed in avoiding losses but otherwise fail to achieve its investment goal.
Principal Risks of Investing	The main risks associated with investing in the Fund are summarized in the *Fund Summary* section at the front of this prospectus. For additional risk factors that are not discussed in this Prospectus because they are not considered main risk factors, see Harbor Funds' *Statement of Additional Information*. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's shares will go up and down in price, meaning that you could lose money by investing in the Fund. Many factors influence a mutual fund's performance and the Fund's investment strategy may not produce the intended results. More detailed descriptions of certain of the main risks and additional risks of the Fund are described below. **OPERATIONAL RISKS** An investment in the Fund, like any fund, can involve operational risks arising from factors such as processing errors, inadequate or failed processes, failure in systems and technology, cybersecurity breaches, changes in personnel and errors caused by third-party service providers. These errors or failures as well as other technological issues may adversely affect the Fund's ability to calculate their net asset values in a timely manner, including over a potentially extended period, or may otherwise adversely affect the Fund and its shareholders. While the Fund seeks to minimize such events through controls and oversight, there may still be failures that could causes losses to the Fund. In addition, similar incidents affecting issuers of securities held by the Fund may negatively impact Fund performance.

Additional Information about the Fund's Investments

Portfolio Turnover

The Fund does not expect to engage in frequent trading to achieve its principal investment strategies. Active and frequent trading in a Fund's portfolio may lead to the realization and distribution to shareholders of higher capital gains, which would increase the shareholders' tax liability. Frequent trading also increases transaction costs, which could detract from the Fund's performance. A portfolio turnover rate greater than 100% would indicate that the Fund sold and replaced the entire value of its securities holdings during the previous one-year period.

Portfolio Holdings Disclosure Policy

The Fund's full portfolio holdings are published quarterly on the 30th day following quarter end on *harborfunds.com*. In addition, the Fund's top ten portfolio holdings as a percent of its total net assets will be published quarterly on the 10th day following quarter end on *harborfunds.com*. This information is available on Harbor Funds' website for the entire quarter.

Additional information about Harbor Funds' portfolio holdings disclosure policy is available in the *Statement of Additional Information*.